SUB-ITEM 77D(ii): Policies with Respect to Security
Investments


Effective February 1, 2008, the Loomis Sayles
International Bond Fund changed its status from "diversified" to "non-diversified" to provide greater flexibility for the portfolio managers to concentrate the Fund's assets in a smaller number of issuers, in particular with respect to foreign governments.